FORM N-8F
[As last amended in Release No. IC-23786, effective June 1, 1999, 64 F.R.19469.]

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [X] MERGER

         [ ] LIQUIDATION

         [ ] ABANDONMENT OF REGISTRATION

               (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY

               (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST (THE "FUND")

3. Securities and Exchange Commission File No.: 811-05677

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X] Initial Application       [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

             500 East Broward Boulevard, Suite 2100
             Fort Lauderdale, FL  33394-3091

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

             Barbara J. Green
             Vice President and Secretary
             500 East Broward Boulevard, Suite 2100
             Fort Lauderdale, FL 33394-3091
             (954) 527-7577

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Certain accounts, books and other documents required to be maintained by the Fund pursuant to Section 31(a) of the Investment Company Act and the rules thereunder are located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33394. Other records are maintained at the offices of Franklin Templeton Services, LLC, One Franklin Parkway, San Mateo, California 94403-1906. The telephone number for each entity is 1-800-DIAL-BEN(R). In addition, records are maintained at the offices of Morgan Stanley Trust, Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311-3977 (telephone number: 1-800-869-3863).

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8. Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [ ] Open-end          [X]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

     The Fund is a business trust created under the laws of The Commonwealth of Massachusetts.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Franklin Advisers, Inc.
                  One Franklin Parkway
                  San Mateo, California 94403-1906

                  Prior to July, 2001:

                  Templeton Investment Counsel, LLC
                  (formerly, Templeton Investment Counsel, Inc.), through its Templeton Global Bond Managers Division 500 East Broward Boulevard, Suite 2100
                  Fort Lauderdale, Florida 33394-3091

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Not Applicable

13. If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]  Yes    [ X ] No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ] Yes           [ ] No

     If Yes, state the date on which the board vote took place: The Board of Trustees of the Fund approved the acquisition of the Fund (the "Acquisition") by Templeton Global Income Fund, Inc. (the "Global Income Fund") in principle in a meeting on January 4, 2002; approved the Acquisition, the plan of acquisition and preparation and filing of a Form N-14 proxy statement for the Fund in a meeting on February 26, 2002; approved the form of proxy statement/prospectus and notice of the annual meeting of shareholders of the Fund and designation of proxies for such annual meeting in a unanimous written consent dated as of April 10, 2002; and ratified the actions taken by resolution in the same written consent in a meeting on May 10, 2002.

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ X ] Yes            [ ]  No

          If Yes, state the date on which the shareholder vote took  place:
          August 1, 2002

          If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [ X ] Yes             [ ] No

     On August 1, 2002, the shareholders of the Fund approved an Agreement and Plan of Acquisition (the "Plan") between the Fund and Global Income Fund. Pursuant to the Plan: (i) the Global Income Fund acquired substantially all of the property, assets and goodwill of the Fund in exchange solely for full and fractionals shares of common stock, par value $0.01 per share, of the Global Income Fund (the "Global Income Fund Shares"); and (ii) the Global Income Fund Shares were distributed to the shareholders of the Fund according to their respective interests.

     In consideration of the delivery by the Global Income Fund of the Global Income Fund Shares, the Fund conveyed, transferred and delivered to the Global Income Fund at the closing on August 30, 2002 (the "Closing Date"), all of the Fund's then existing assets, free and clear of all liens, encumbrances, and claims whatsoever (other than shareholders' rights of redemption, if any), except for cash, bank deposits or cash equivalent securities in an estimated amount necessary to: (i) pay the costs and expenses of carrying out the Plan; (ii) discharge its unpaid liabilities on its books at the Closing Date; and(iii) pay such contingent liabilities as the Board of Trustees of the Fund reasonably deems to exist against the Fund, if any, at the Closing Date. The Fund also retained any and all rights that it may have over and against any person that may have arisen up to and including the close of business on the Closing Date.

     (a) If Yes,  list the  date(s) on which the fund made those  distributions:
     August 30, 2002

     (b) Were the distributions made on the basis of net assets?

                  [ X ]  Yes             [ ] No

     (c) Were the distributions made PRO RATA based on share ownership?

                  [ X ] Yes              [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The exchange ratio used for the Fund was determined by: (a) dividing the value of the Fund's net assets by the number of outstanding shares of beneficial interest, par value $0.01 per share, of the Fund ("Fund Shares"); (b) dividing the value of Global Income Fund's net assets by the number of outstanding Global Income Fund Shares; (c) dividing the quotient calculated in step (a) by the quotient calculated in step
          (b); and (d) multiplying the quotient calculated in step (c) by the number of outstanding Fund Shares as of 4:00 p.m. Eastern time on the Closing Date.

     (e) LIQUIDATIONS   ONLY:  Not  Applicable
         Were any distributions to shareholders made in-kind?

                 [ ]  Yes              [ X ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

                 [ ] Yes               [ X ] No

     If  yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

                 [ X ] Yes              [ ]  No

     All of the Fund's undistributed net investment income and all of its undistributed net realized capital gains payable for the period prior to, and through, the Closing Date were distributed to the Fund's shareholders on August 14, 2002. Also, see response to Item 16.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                 [ ] Yes              [ X ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                 [ ]  Yes              [ X ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

                 [ ] Yes               [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                 [ ] Yes               [ X ] No       If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          (i) Legal expenses: $194,966

          (ii) Audit expenses: $3,000

          (iii) Other expenses (list and identify separately):

               (a) Proxy solicitation fees: $35,924

               (b) NYSE listing and SEC filing fees: $100,722.44

               (c) Exchange Agent and Transfer Agent Services: $54,578

          (iv) Total expenses (sum of lines (i)-(iii) above): $389,190.44

    (b) How were those expenses allocated?

          The expenses incurred in connection with the merger were allocated equally to the Fund, the Global Income Fund and their respective investment advisers.

    (c)  Who paid those expenses?

          The expenses were borne equally by the Fund, the Global Income Fund and their respective advisers.

    (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                 [ ] Yes               [ X ]  No

     If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

                 [ ] Yes              [ X ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                 [ ] Yes             [ X ] No

     If Yes, describe the nature and extent of those activities:



VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

          Templeton Global Income Fund, Inc.

    (b) State the Investment Company Act file number of the fund surviving the
        Merger: 811-05459

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        The Registration Statement of the Global Income Fund on Form N-14 (File No. 333-86648) was filed with the Commission via its EDGAR system on April 19, 2002 under the Securities Act of 1933, as amended. The Registration Statement included as an exhibit a form of Agreement and Plan of Acquisition between the Fund and the Global Income Fund.

        On September 16, 2002 Global Income Fund filed Post Effective Amendment No. 1 to Form N-14 (File No. 333-86648) with the Commission via its EDGAR system under the Securities Act of 1933, as amended. The Registration Statement included as an exhibit the final Agreement and Plan of Acquisition between the Fund and the Global Income Fund.

    (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST, (ii) she is the SECRETARY AND VICE PRESIDENT of TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                                (Signature)


                                                /s/ BARBARA J. GREEN
                                               -------------------------------
                                                Barbara J. Green